Exhibit 99.2
CyberArk Appoints Francois Auque to Board of Directors

NEWTON, Mass. and PETACH TIKVA, Israel – February 14, 2019 – CyberArk (NASDAQ: CYBR), the global leader in privileged access security, has appointed Francois Auque to its Board of Directors. Auque previously served as CEO of the Airbus space division and Chairman of Airbus Ventures.

“Francois is a valuable addition to the CyberArk Board as we accelerate growth amidst increasing global demand for our market-leading CyberArk Privileged Access Security Solution,” said Udi Mokady, Chairman and CEO, CyberArk. “He’s a respected business leader who complements our already-strong Board.”

Auque headed the space division of Airbus Group for 16 years and was Chairman of the Investment Committee for Airbus Ventures where he invested in cyber security, artificial intelligence and digital transformation technologies. He also previously served as chief financial officer of Aerospatiale-Matra and Aerospatiale for 10 years. Auque currently advises a venture capital fund and a private equity firm, and sits on the Rexel Board of Directors.

“CyberArk is a proven technology innovator that’s shaping the future of security. I’m looking forward to working with this strong Board and executive leadership team as CyberArk continues its relentless focus on strategically reducing security risk for its customers,” said Auque.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in privileged access security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The company is trusted by the world’s leading organizations, including more than 50 percent of the Fortune 500, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

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